Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the nine months ended September 30, 2018 are not necessarily indicative of the operating results for the full fiscal year.

Overview

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the Printed Circuit Board (“PCB”) business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries. PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. We also act as an agent for the importation of PCBs from South East Asia when customers require high volume production runs, although such activity was not significant in recent years.

Discussion of Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our consolidated financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

The significant accounting policies described in Note 1 of our consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under U.S. GAAP, are discussed below.

Revenue Recognition.  We recognize revenues when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixable or determinable. Revenues generated from continual projects are recognized over a period of time according to their completion proportion.

Inventories.  Inventories are recorded at the lower of cost or market value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs.

Allowance for doubtful accounts receivable.  The allowance for doubtful accounts receivable is calculated on the basis of specific identification of customer balances.  The allowance is determined based on management’s estimate of the aged receivable balance considered uncollectible, based on historical experience, aging of the receivable and information available about specific customers, including their financial condition and the volume of their operations.

Fixed assets.  Assets are recorded at cost.  Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets.  Machinery and equipment purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception.  Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Impairment in Value of Assets.  Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or asset group to the undiscounted future net cash flows expected to be generated by the asset or the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Use of estimates.  The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, valuation of derivatives, deferred tax assets, inventory, income tax uncertainties and other contingencies.

Commitments and contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.  Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.  Such accruals are adjusted as further information develops or circumstances change.  Costs of expected future expenditures for environment remediation obligations are not discounted to their present value.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of PCBs, including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of expenses in connection with our participation in the Printel program, a consortium within the framework of the MAGNET program of the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry of the State of Israel) (the “NATI”).

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related expenses for executive and for selling, and marketing personnel, marketing activities, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

Revenues. Our revenues for the nine months ended September 30, 2018 increased by $2.4 million, or 10.1%, to $26.1 million from $23.7 million for the nine months ended September 30, 2017. The increase in revenues is primarily attributable to increases in revenues in the US and European markets.

Cost of Revenues. Cost of revenues increased by 4.3% to $24.1 million for the nine months ended September 30, 2018 from $23.1 million for the nine months ended September 30, 2017. The increase in our cost of revenues is attributable to the increase in revenues.

Gross Profit. Our gross profit increased to $2.0 million in the nine months ended September 30, 2018 from $587,000 in the nine months ended September 30, 2017. The increase in our gross profit in 2018 was mainly attributable to the increase in revenues.

Operating Expenses. Our operating expenses were $3.6 million in the first nine months of 2018 compared to $3.4 million in the first nine months of 2017. The increase in operating expenses is primarily due to the increase in revenues.

Financial Expenses, Net. We had net financial expenses of $264,000 in first nine months of 2018 compared to financial expense of $220,000 in the first nine months of 2017. The increase in financial expenses is primarily attributable to the increase in our financial liabilities, and the impact of the NIS exchange rate on outstanding Dollar and Euro denominated balances of our receivables from customers and debts to our suppliers.

Net Loss. Our net loss in the first nine months of 2018 was $2.0 million compared to a net loss of $3.1 million in the first nine months of 2017.

Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 (approximately $5.8 million). In August 2013, we entered into a definitive investment agreement with Nistec Ltd. pursuant to which Nistec purchased 706,531 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million. On the same date, Nistec purchased 317,888 of our company’s ordinary shares from Merhav M.N.F. Ltd. As a result of these transactions, which closed on November 1, 2013, Nistec acquired 50.5% of our issued share capital on a fully diluted basis. On June 2, 2016, Mr. Yitzhak Nissan, our chairman of the Board, controlling shareholder and then CEO, acquired 620,142 ordinary shares in market transactions and increased his direct and indirect voting interest from 50.5% to 56.6%.

As of September 30, 2018, our cash position (cash and cash equivalents) totaled $1.2 million compared to $0.9 million in cash and cash equivalents as of December 31, 2017. As of September 30, 2018 and December 31, 2017, we had a working capital deficit of $3.1 million (excluding short term credit from related party).

The lack of sufficient working capital could negatively impact our ability to compete effectively in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

As of December 31, 2018, we had revolving lines of credit aggregating NIS 23.0 million ($ 6.1 million) with our banks and from a non-banking financial institution, of which $5.5 million was utilized as of such date, and $1.3 million of long-term loans (including current maturities) from banks and fixed assets suppliers. In addition, we had shareholders’ loans in the amount of NIS 10.0 million ($2.7 million) not including accrued interest. As of December 31, 2018, we were not in compliance with our banks' covenants. As a result, long term bank loans in the amount of $34,000 were reclassified from long term to short term. In February 2019, the banks granted us a waiver from such non-compliance. We are required by one bank to meet these covenants in our financial statements for December 31, 2019 (to be issued no later than May 1, 2020), and the other bank granted us a waiver from such non-compliance, and adjusted the financial covenants to be met in our financial statements for December 31, 2019 (to be issued not later than 120 days from December 31, 2019). These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

In June 2017, we obtained a loan of NIS 5.0 million (approximately $1.4 million) from Nistec Ltd., our then controlling shareholder. The terms of the loan were amended on April 29, 2017, with retroactive effect to June 2017, such that: (i) the interest rate was adjusted to 2.6% per annum; (ii) the principal shall be repaid in eight (8) equal installments, over a period of two (2) years, and interest shall be repaid on a quarterly basis, as of the date of its extension. Notwithstanding anything to the contrary, the company shall not be obligated to repay the loan and the applicable interest if the banks who have lent monies to the company do not approve such repayment; and (iii) prepayment is at the company’s discretion. In March 2018, we obtained another loan from Nistec of NIS 4.0 million (approximately $1.1 million).  In April 2018, Nistec provided us a letter of commitment to provide us additional financing in the amount of up to $2.5 million, valid until one year following the date of financial statements approval. In July 2018, we obtained another loan from Nistec of NIS 1.0 million (approximately $270,000), in accordance with the letter of commitment. Nistec is controlled by the Chairman of our Board of Directors, Yitzhak Nissan.  In December 2018, the loans, together with Nistec Ltd.’s shares, were transferred from Nistec to Nistec Golan Ltd., a company also controlled by Mr. Nissan.  In January 2019, Nistec Golan provided us with an additional loan of NIS 2.0 million (approximately $530,000), with an interest rate of Prime+ 1.35% per annum, due on April 30, 2019. On February 13, 2019, we exercised an option to extend the term of the loan until May 1, 2020. As of February 13, 2019, the total principal amounts of the loans received by us from Nistec, the Company's controlling shareholder, is NIS 12 million (approximately $ 3.3 million). Nistec has agreed that in event that such loans are not converted into ordinary shares of the Company, these loans will become due on or after May 1, 2020.

In November 2017 Nistec also provided a guarantee for a loan received by us of NIS 3 million (approximately $840,000) from a bank, and in August 2018 Nistec also provided a guarantee for a loan received by us of NIS 7 million (approximately $1,930,000) from a non-banking financial institution. In the event that such guarantees are exercised by the bank or by the non-banking financial institution, the amount due by us to Nistec as a result of the guarantees will be due by May 1, 2020. In addition, Nistec Golan guaranteed NIS 2.0 million (approximately US$530,000) of our existing credit line to a bank, which the bank requires repayment by April 30, 2019. Consequently, this guarantee is due to expire on April 30, 2019. During February 2019 our audit committee approved the exercise of the option that Nistec Golan will repay the debt owed to the bank on April 30, 2019, and in such event, the guarantee will convert into a loan to us, which is due by May 1, 2020. Nistec Golan has informed us that it intends to convert approximately $2.5 million of these loans as part of a rights offering.

During the year ended December 31, 2017, we invested approximately $275,000 in new equipment and the expansion of our facilities and infrastructure. In the first three quarters of 2018, we invested approximately $196,000 for computerization costs, leasehold improvements and small fixed equipment. We intend to raise funds in a rights offering this spring to improve our liquidity and financial position. Nistec Ltd., our then controlling shareholder, informed us in November 2018 that it intends to exercise its subscription rights by converting approximately $2.5 million of debt owed to it by our company into our company’s ordinary shares. Nistec Golan Ltd. and Nistec Ltd. are privately held companies controlled by Yitzhak Nissan. Nistec Golan has informed us that it intends to convert approximately $2.5 million of these loans as part of this offering. The conversion of $2.5 million of Nistec's loan in the rights offering will not result in any cash infusion. Any additional funds obtained through the proposed rights offering will be used to fund our operating, financial and capital investment requirements To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Net cash used in operating activities for the first nine months of 2018 was $1.0 million. This was primarily due to the loss incurred during this period. For the first nine months of 2017, net cash used in operating activities was $2.6 million.

Net cash used by investing activities during the first nine months of 2018 was $196,000. This was primarily due to the purchase of property plant and equipment. Net cash used by investing activities during the first nine months of 2017 was $232,000.

Net cash provided by financing activities during the first nine months of 2018 was $1.5 million, mainly reflecting an increase in short term credit and loans compared to $2.7 million provided by financing activities during the first nine months of 2017.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 24% in 2017. The corporate tax in Israel, as of January 1, 2018, decreased to 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in Dollars, are influenced by the exchange rate between the Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the Dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in Dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative Dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.